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                                                                    EXHIBIT 23.2




            Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Keith Companies, Inc.:

We consent to the use of our reports dated March 4, 2005, with respect to the consolidated balance sheets of The Keith Companies, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the proxy statement/prospectus.

/s/  KPMG LLP


Costa Mesa, California
May 6, 2005